UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-156467
 CUSIP Number: 228689105
(Check One):
☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For period ended:  December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: ___________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________

PART I—REGISTRANT INFORMATION

Full name of registrant:	Crownbutte Wind Power, Inc.

Address of Principal Executive Office:	111 5th Avenue NE

City, State and Zip Code:	Mandan, ND 58554

Copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed)

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Report”) by the prescribed date of March 31, 2010, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact with regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒Yes      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Significant Change in Results of Operations Summary:

For the year ended December 31, 2009, the Company had no revenues compared to $0.27 million in the prior year, due to no sales of project development rights and no consulting work for 2009.  This also resulted in a decrease of gross profit to none in 2009 compared to $0.23 million in 2008.

Operating expenses decreased for the year ended December 31, 2009 compared to the prior year by approximately $2.3 million from $4.2 million to $1.9 million.  The Company reported a net loss of approximately $1.9 million for the year ended December 31, 2009 compared to a net loss for the year ended December 31, 2008 of approximately $3.9 million.  The $2.0 million decrease in net loss was mainly due to an approximately $2.0 million decrease in stock compensation expenses for 2009 and approximately $0.5 million less research and development expenses, offset by increases in other expenses, including legal and accounting expenses of $0.15 million, increased salary expense of approximately $0.15 million, and gross profit reduction of $0.23 million as described above.

Despite the improvement in earnings, the Company experienced significant changes in liquidity, with a working capital deficit of approximately $0.7 million at December 31, 2009 compared to positive working capital of $.3 million at December 31, 2008.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Crownbutte Wind Power, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: April 1, 2010

	By:	/s/ Timothy H. Simons
Timothy H. Simons
Chief Executive Officer